Exhibit 1.01
Cooper-Standard Holdings Inc.
Conflict Minerals Report
For the year ended December 31, 2024
SECTION I.    INTRODUCTION
1.The Rule
This report for the year ended December 31, 2024, is presented to comply with Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934 (“Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals (defined below) as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Section 1502 was enacted because of concerns that the exploitation and trade of conflict minerals by armed groups is helping to finance conflict in the Democratic Republic of the Congo (“DRC”) and its surrounding countries (together with the DRC, “Conflict Region”). The Rule, which applies to a company that uses any conflict minerals and files reports with the SEC pursuant to the Exchange Act Sections 13(a) or 15(d) (a “Reporting Company”), requires disclosure of certain information when a company manufactures or contracts to manufacture products containing conflict minerals which are necessary to the functionality or production of those products. Conflict minerals (“3TG”) refers to cassiterite, columbite-tantalite (coltan), wolframite, or their derivatives (tin, tantalum, and tungsten) and gold, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals as conflict minerals in the future. The Rule requires a Reporting Company that uses conflict minerals to conduct a reasonable country of origin inquiry (“RCOI”) that must be performed in good faith and be reasonably designed to determine whether the conflict minerals originated from the Conflict Region or are from recycled or scrap resources. This report is not subject to an independent private sector audit for this reporting period and therefore is unaudited.
2.Company Overview
Cooper-Standard Holdings Inc. (together with its consolidated subsidiaries, the “Company,” “Cooper Standard,” “we,” “our,” or “us”) is listed on the New York Stock Exchange under the ticker symbol “CPS.” We conduct substantially all of our activities through our subsidiaries.
    We design, manufacture and sell sealing, fuel and brake delivery, and fluid transfer systems for use primarily in passenger vehicles and light trucks manufactured by global automotive original equipment manufacturers (“OEMs”). We believe that we are the largest global producer of sealing systems, the second largest global producer of the types of fuel and brake delivery products that we manufacture, and the third largest global producer of the types of fluid transfer systems we manufacture. Approximately 86% of our sales in 2024 were to OEMs. The remaining 14% of our 2024 sales were primarily to Tier I and Tier II automotive suppliers, non-automotive customers, and replacement market distributors. The focus of our automotive business is on the passenger car and light truck market, up to and including Class 3 Full Size Frame trucks, better known as the light vehicle market. This is our largest market and accounts for approximately 95% of our global sales.

3.Conflict Minerals Corporate Policy Statement
        The Company believes in the responsible sourcing of Conflict Minerals. Our goal is to ensure that only conflict free minerals and components are used in the products we buy and manufacture. The Company has adopted a policy in support of these efforts, which is available on our web site at www.cooperstandard.com.
4.Reasonable Country of Origin Inquiry
The principal raw materials for our business include ethylene propylene diene monomer M-Class rubber (“EPDM”) and synthetic rubber, components manufactured from carbon steel, plastic resins and components, carbon black, process oils, components manufactured from aluminum, and natural rubber. Like many downstream companies, we do not directly purchase any 3TG and are many layers removed from the smelter(s) or refiner(s) (“SORs”) used to process them. Due to the fact that we are many tiers removed from the SORs, it is not feasible to trace conflict minerals after smelting since the refined metals enter our supply chain as small parts of various components. Therefore, we must rely on our direct suppliers, who must in turn rely on their suppliers, to gather and report information about the source and chain of custody of 3TG, if any, in the products they supply to us.
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we do not believe it is practicable to conduct a survey of all our suppliers. Therefore, we determined that the suppliers whom we reasonably believe represent the highest risk of supplying us with products or components that do or may contain 3TG from the Conflict Region for the 2024 reporting period (the “in-scope suppliers”) are those suppliers of automotive parts or components:
a.who have reported the presence of one or more conflict minerals in the International Material Data System (“IMDS”); and
b.the presence of such conflict minerals in their parts could not be attributed strictly to impurities within alloys and/or chemical compounds of 3TG, as determined by a use-case analysis of the data.
Based on the foregoing criteria, we determined that 32 of our direct suppliers are in-scope and that is where we directed our good-faith efforts to determine the country of origin of 3TG in our supply chain. We used the Conflict Minerals Reporting Template (“CMRT”), made available free-of-charge through the Responsible Minerals Initiative (“RMI”), to survey our suppliers. The CMRT is specifically designed to help companies identify 3TG in the supply chain, determine the country of origin, and identify the smelters or refiners used to process 3TG. We believe that surveying in-scope suppliers using the CMRT is a reasonable means of determining whether conflict minerals originated from the Conflict Region or helped finance armed conflict. Based on the results of those questionnaires, we concluded that we could not exclude the possibility that 3TG minerals originated in the Conflict Region and were not from recycled or scrap sources. Therefore, we conducted further due diligence activities described below.

SECTION II.    DUE DILIGENCE PROCESS
A.Design of the Due Diligence Framework
Our due diligence measures were designed to conform in all material respects with the five-step framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) and the related Supplements for gold and for tin, tantalum and tungsten (“OECD Due Diligence Guidance”).
B.Due Diligence Performed

1.Establish Strong Company Management Systems
    a.        Company Policies
In addition to the Conflict Minerals Corporate Policy Statement referenced above, the Company has adopted the following additional policies that demonstrate and promote our commitment to responsible sourcing, ethical business practices, and social responsibility and sustainability:
•Our global Supplier Code of Conduct requires our suppliers to undertake reasonable due diligence with their supply chains to assure that conflict minerals are being sourced from mines and smelters outside the Conflict Region, or, if sourced within the Conflict Region, from mines and smelters that have been certified by an independent third party as DRC conflict free. To the extent any supplier does not currently have this capability, such a supplier is required to disclose its future plans to do so. Suppliers shall make all disclosures to Cooper Standard upon request and within a timely manner. A copy of the Supplier Code of Conduct is available on our web site at www.cooperstandard.com;
•Our Code of Conduct (the “Code”) reinforces our commitment to ethical business practices and our expectations that all directors, officers and employees will adhere to the expected behaviors and will continue to comply with the Code, as well as Company policies, laws, and regulations that apply to their jobs. The Code is available on our web site at www.cooperstandard.com; and
•Our Human Rights Policy reinforces our commitment to ethical and socially-responsible business practices. This policy sets forth our commitment to ensuring our global operations are conducted in a manner that maintains an inclusive workplace where people are voluntarily employed, the unlawful employment or exploitation of children is prohibited, and employee rights and freedoms are respected. We expect that our suppliers and business partners share in this commitment. We communicate these expectations in our employee training programs as well as in our Supplier Code of Conduct. Our Human Rights Policy is available on our web site at www.cooperstandard.com.
    b.        Internal Team Supporting Supply Chain Due Diligence
The Company established a Conflict Minerals Oversight Committee (the “Committee”) to design, implement, support, and oversee the conflict minerals program; adopt RCOI and due diligence guidelines; and otherwise identify, assess, and respond to risk in our supply chain. The Committee members include the following executive and non-executive, cross-functional, subject-matter experts:

•Senior Vice President, Chief Legal Officer & Secretary (“Executive Sponsor”)
•Senior Director, Quality Assurance
•Vice President, Purchasing

The Committee established a “Core Team” to carry out the day-to-day management of the conflict minerals program. The Core Team is responsible for sending CMRTs to our suppliers, collecting and evaluating their responses, following up with suppliers who have provided inadequate or incorrect information, sending reminders to suppliers who have not responded, monitoring and tracking the status of responses, and then rolling up the reports to the Company’s customers. The Core Team reports on the status of the conflict minerals program to the Committee through internal communications and/or meetings. The Committee, in turn, reports its findings to the Executive Sponsor, as necessary.
    c.        Establish a System of Controls and Transparency
i.    Participation with Industry Groups
Because we do not have a direct relationship with any SORs, it is difficult to identify actors upstream from our direct suppliers. Therefore, we engage and actively cooperate with other major manufacturers in the automotive industry with whom we share suppliers or other downstream companies with whom we have a business relationship. We support the RMI as a paid member. The RMI has designed and manages the Responsible Minerals Assurance Process (“RMAP”) to identify the SORs that process 3TG minerals and independently audits those smelters and refiners to validate those that source only conflict-free 3TG minerals. Through our membership, we have benefited from access to RCOI and smelter validation data, information regarding sourcing initiatives and regulatory developments, and valuable tools, such as the CMRT, and other resources that we use to enhance our conflict minerals program. Through our membership in the RMI, we have also joined the Smelter Engagement Team. Through our membership with RMI, we also support the ITRI Tin Supply Chain Initiative (iTSCi) program, which provides an in-region verification and due diligence system and whose efforts are monitored and reported on in the RMI monthly meeting.
We engage with and actively participate as a member of several other industry associations, particularly the Automotive Industry Action Group (“AIAG”). The initiatives of AIAG include efforts to improve supply chain transparency and compliance with the conflict minerals reporting requirements; development of best practices for conducting due diligence, supply chain engagement and reporting; development of common standards and reporting tools; engagement with SORs to promote conflict-free validation programs; and provision of training and awareness.

ii.    Digital Information Sharing
Through our membership with RMI, we support extending digital information-sharing systems. Membership in RMI gives us access to RCOI data associated with facilities that are validated through the RMAP and that data provides access to 3TG sourcing countries, which can support companies’ decisions and disclosures to affirmatively support responsible sourcing from conflict-affected and high-risk areas. Our membership also provides us with access to the RMI Smelter Database, which contains information about companies in the 3TG supply chain. It also provides us with access to insight, tips, and a like-minded community of industry professionals and issue experts. We are able to get the latest information about the developments on regional issues, various sourcing initiatives, regulatory schemes, and more. We use the various tools and resources provided by RMI, including the CMRT used by companies from a wide range of industries to disclose and communicate about smelters in their supply chains.

Many manufacturers, including us, use the iPoints Conflict Minerals Platform (“IPCMP”), a tool available online that supports digital information sharing. It allows companies to gather, review, and respond to information requests up and down the supply chain, and enables companies to fulfill the requirements of collecting, managing, aggregating, and reporting conflict minerals information for their customers and government and regulatory agencies. IPCMP also maintains a list of smelters/refiners, which is continuously updated according to information made available through RMI.
We urge our suppliers to join IPCMP to submit responses, send and receive communications during the disclosure process, and in general to increase the speed and accuracy of the conflict minerals reporting process. We also give suppliers an option to submit their information through email if they do not want to use IPCMP. The information is extracted from the email and entered into IPCMP manually and matched to our original request.
    d.        Strengthen Company Engagement with Suppliers
In the main, our contracts with customers and suppliers are long-term and cannot be modified until renewal, and in some cases, our customer contracts are “directed-source” contracts, meaning we are required to use those suppliers selected by our customer. Therefore, we do not have meaningful leverage over upstream suppliers or others in the supply chain except through our membership in organizations such as RMI.
Through our paid membership with RMI, we have the opportunity to shape industry response to conflict mineral reporting requirements and other expectations from stakeholders. It allows us to have access to insight, tips, and a like-minded community of industry professionals and issue experts developing solutions by companies for companies. We also benefit from facilitated engagement with stakeholders, including civil society organizations, socially responsible investor groups, governments, and multilateral institutions to ensure our company has all the relevant perspectives to help us make choices about our supply chain practices.
    As stated above, we have also adopted a Supplier Code of Conduct, which reinforces our expectation that our suppliers will undertake reasonable due diligence with their supply chains to assure that conflict minerals are being sourced from mines and smelters outside the Conflict Region or, if sourced within the Conflict Region, from mines and smelters that have been certified by an independent third party as DRC conflict free. To the extent any supplier does not currently have this capability, we require our suppliers to disclose their future plans to do so. Suppliers are required to make all disclosures to Cooper Standard upon request and within a timely manner.
    e.        Grievance Mechanism
Employees and suppliers can report violations of our policies on a confidential basis through an independent third-party service called Ethics Point. There are a number of ways to make a report, and these are set forth in the Code and are also available at www.cooperstandard.com.
2.Identify and Assess Risk in the Supply Chain
Due to our size, the complexity of our products, the depth, breadth, and constant evolution of our supply chain, and the fact that we are many tiers removed from the SORs, it is impracticable to trace conflict minerals after smelting since the refined metals enter our supply chain as small parts of various components. In order to overcome these practical challenges, we use the CMRT and IPCMP to collect information from our suppliers about the origin and source of the conflict minerals in their supply chains.

The red flags generated by IPCMP, as well as the “Guide for Conflict Minerals Reporting to the Automotive Industry” (the “AIAG Guide”) published by the AIAG, help us identify and assess risk in the supply chain. By using the foregoing resources, we are able to measure the completeness of the data we receive and keep track of the suppliers, in both number and percentage, who responded with acceptable CMRTs, who provided incomplete or inconsistent responses, or who failed to respond at all. This data also allows us to monitor improvement over the prior years. Through our paid membership with RMI, we help to fund the ability to engage SORs and identify system-level gaps, such as lack of due diligence capacity in certain regions or SORs not participating in industry schemes; identify the scope of the risk assessment of the mineral supply chain; assess whether the SORs have carried out all of the elements of due diligence recommended by the OECD Due Diligence Guidance; and, where necessary, carry out joint spot checks or audits at the mineral smelter or refiner’s own facilities.
3.Design and Implement a Strategy to Respond to Identified Risks
As mentioned above, the Committee has designed a risk management plan through which our conflict minerals management program is implemented, managed, and monitored. The Core Team engages and participates in industry-driven programs, tracks supplier due diligence results, submits reports to our customers, and reports the status of the findings to the Committee. The Committee, in turn, reports its findings to the Executive Sponsor as necessary.
The Core Team conducts RCOI and due diligence on in-scope suppliers using the CMRT and assesses those responses using the AIAG Guide. We urge our suppliers to use IPCMP to submit responses and send and receive communications during the due diligence process. We inform them that written instructions and online training are available through IPCMP’s and AIAG’s web site links. We also give suppliers an option to submit their information through email if they do not want to use IPCMP. The information is extracted from the email and entered into IPCMP manually and matched to our original request.
The Core Team analyzes each and every answer for completeness or inconsistencies within the data reported in the template versus the data reported in IMDS. They use the red flags automatically generated within IPCMP and the AIAG Guide to evaluate responses and highlight areas that require additional due diligence. They follow up directly with the suppliers who cannot definitively answer these questions, fail to identify smelters, or who fail to respond at all. They use a system of reminders generated through IPCMP to prompt suppliers to respond, and, if necessary, we escalate the matter to our buyers who are asked to reach out to their sales contacts to obtain a response.
The Core Team continues in this manner until they are satisfied that the suppliers have conducted their due diligence and have answered all of the questions to the best of their knowledge, information, and belief. By virtue of our paid membership with the RMI, the Core Team is able to validate the accuracy and completeness of the SORs identified by in-scope suppliers by comparing the list of such SORs against the RMI list of processing facilities that have received a “compliant” or other designation under the RMAP. They are also able to monitor whether SORs demonstrated improvement in their due diligence practices. Through our membership with RMI, we support the ITRI Tin Supply Chain Initiative (iTSCi) program, which provides an in-region verification and due diligence system and whose efforts are monitored and reported on in the RMI monthly meeting.
4.Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with SORs and do not perform or direct audits of these entities within our supply chain. However, through our paid membership in RMI, we support smelter audits through RMAP and similar programs.
5.Report Annually on Supply Chain Due Diligence
We report the five steps of OECD due diligence and the results of our supply chain due diligence efforts annually by filing with the SEC a Form SD and a Conflict Minerals Report, if necessary. The Conflict Minerals Reports are posted on our company web site at www.cooperstandard.com.
SECTION III.    DUE DILIGENCE RESULTS
1.Survey Results
    We conducted a survey of 32 in-scope suppliers using the CMRT described in the RCOI section above.    We reviewed each response against a number of criteria. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported in the template versus the data reported in IMDS. We utilized the AIAG Guide and the red flags automatically generated within IPCMP to help us evaluate responses and highlight areas that required additional due diligence. We worked directly with these suppliers to provide acceptable CMRTs.

    Of the 32 in-scope suppliers surveyed, the following table represents the number of suppliers that reported each of the 3TG minerals sourced from the Conflict Region:

Tantalum	Tin	Gold	Tungsten
1	30	4	0
2.Efforts to Determine Mine or Location of Origin
We have determined that the most reasonable efforts we can make to determine the mines or locations of origin of the 3TG in our supply chain is by sending CMRTs to our direct suppliers, asking them to obtain this information from their direct suppliers, and so on up the supply chain until we receive acceptable CMRTs; through our paid membership in RMI; and through our participation in the AIAG Conflict Minerals Work Group.
3.Smelters or Refiners
Survey responses identified 326 applicable SORs in our supply chain. We compared them against the list of SORs listed by RMI and determined that 220 of the 326 (or 67.5%) of the smelters identified are recognized as being conflict-free or cooperating in the audit process to become conflict-free. The other 59 SORs identified were flagged by the RMI smelter analysis tool provided to members as requiring outreach. Seventeen (17) were flagged as unable to proceed. Thirty (30) of the flagged smelters have been deemed to be non-conformant. As recommended by RMI, specific due diligence communications were sent to each smelter and those suppliers who reported these non-conformant smelters, requesting they escalate their due diligence accordingly.

None of our suppliers were able to pinpoint where the conflict minerals contained in our parts originated; therefore, we cannot draw a conclusion that any of our parts containing conflict minerals were sourced from mines or SORs in the DRC or any of the adjoining countries, nor whether they financed armed conflict in those countries. Therefore, we have not attached a list of the SORs to this report.
SECTION IV.    STEPS TO BE TAKEN TO MITIGATE RISK
We have taken or intend to take in the future the following steps to improve the due diligence conducted and further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Conflict Region:
a.We continue to strive to maintain our 100% response rate by working with our Tier I supply base to increase their knowledge and awareness, assisting with their communication further into the supply chain;

b.We will continue to engage with suppliers and direct them to training resources;
c.We require suppliers to establish an alternative source of 3TG that does not support conflict if we discover they are procuring those minerals from non-conflict free smelters or refiners; and
d.We support and will continue to support, through our membership with AIAG and relevant trade associations, the goal of improving best practices and building leverage over the supply chain in accordance with the OECD Guidance.
SECTION V.    PRODUCT DESCRIPTION
The vast majority of suppliers are still reporting at a company level. During due diligence for the 2024 reporting period, a number of suppliers reported sourcing from one or more countries in the Conflict Region, as shown in the Survey Results in Section III of this report. Of the seven (7) smelters within our supply chain that are located in the Conflict Region, six (6) (or 85.7%) have been deemed to be conformant or cooperating in the audit process. None of our suppliers were able to pinpoint where the conflict minerals contained in our parts originated; therefore, we cannot draw a conclusion that any of our parts containing conflict minerals were sourced from mines or SORs in the DRC or any of the adjoining countries, nor whether they financed armed conflict in those countries.